November 6, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Accelerator Applications S.A. Registration Statement on Form F-1 (File No. 333-207223)

Ladies and Gentlemen:

As representatives of the several underwriters of Advanced Accelerator Applications S.A.’s (Advanced Accelerator Applications S.A. is referred to herein as the “Company”) proposed public offering of American Depositary Shares, representing the Company’s ordinary shares, we hereby join the Company's request for acceleration of the effectiveness of the above-referenced Registration Statement so that it will be declared effective by 2:00 p.m. (EST) on November 10, 2015 or as soon thereafter as is practicable.

Pursuant to Rule 418(a)(7) and Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 2, 2015, through the date hereof:

Preliminary Prospectus dated November 2, 2015:

Approximately 1,110 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
JEFFERIES LLC

As representatives of the several Underwriters

By: CITIGROUP GLOBAL MARKETS INC.

By: /s/ Aradhana Sarin

Name: Aradhana Sarin

Title: Managing Director

By: JEFFERIES LLC

By: /s/ Gil Bar-Nahum

Name: Gil Bar-Nahum

Title: Managing Director